CHARTERED SEMICONDUCTOR MANUFACTURING LTD.

N e w s R e l e a s e

Exhibit 99.1

Investor Contacts:

Suresh Kumar (1) 408.941.1110 sureshk@charteredsemi.com	Clarence Fu (65) 6360.4060 cfu@charteredsemi.com

Media Contacts:
Chartered U.S.:	Chartered Singapore:

Tiffany Sparks (1) 408.941.1185 tiffanys@charteredsemi.com	Maggie Tan (65) 6360.4705 maggietan@charteredsemi.com

CHARTERED RAISES REVENUE AND PROFIT GUIDANCE
FOR FOURTH QUARTER

SINGAPORE – December 9, 2005 – Today, in its scheduled mid-quarter update, Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED) updated its fourth-quarter 2005 guidance, which was originally provided on October 21, 2005.

“Revenues at the Chartered level and revenues including our share of Silicon Manufacturing Partners (SMP or Fab 5) are now expected to be above the high end of our prior guidance primarily due to favorable product mix. Compared to the mid-point of previous guidance, revenues at the Chartered level are now expected to be up approximately $8 million. Revenues including our share of SMP are now expected to be higher by approximately $10 million compared to the mid-point of our previous guidance and therefore reach the $400 million level in the fourth quarter. Consistent with higher revenues, our fourth-quarter net profit is now expected to be approximately $6 million higher than the mid-point of the range previously guided. Our guidance for utilization remains unchanged,” said George Thomas, senior vice president & CFO of Chartered.

Chartered plans to release fourth quarter 2005 results on Friday, January 27, 2006, Singapore time, before the Singapore market opens.

Chartered’s original guidance for fourth quarter 2005 was published in the Company’s third quarter 2005 earnings release dated October 21, 2005, which can be found on Chartered’s Web site at www.charteredsemi.com, under Investor Relations, Earnings Releases section.

Presentation of Information in this News Release

The Company’s financial results are prepared and determined in accordance with US GAAP. In order to give investors additional information, Chartered has also provided information on its total business base revenues which included the Company’s share of SMP. SMP is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues. References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP.

About Chartered

Chartered Semiconductor Manufacturing (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 90 nanometer (nm), enabling today’s system-on-chip designs. The company further serves the needs of customers through its collaborative, joint development approach on a technology roadmap that extends to 45nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement methodologies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and four 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our expectation of our fourth quarter 2005 performance versus the October 2005 guidance reflect our current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends, specifically in the foundry services and consumer, computer and communications markets; demands from our major customers, excess inventory and life cycles of specific products; competition from other foundries; unforeseen delays or interruptions in our plans for our fabrication facilities; the performance level of and technology mix in our fabrication facilities; our progress on leading edge products; the successful implementation of our partnership, technology and supply alliances; the timing and rate of the semiconductor market recovery; economic conditions in the United States as well as globally and the growth rate of fabless companies and the outsourcing strategy of integrated device manufacturers. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2004 and the Company’s Prospectus Supplement dated July 29, 2005 filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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